United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.

20549-7010

February 28, 2008

Attention: John Cannarella

On behalf of Nitro Petroleum, Incorporated (the “Company”), this letter is in response to the Staff’s comment letter dated February 6, 2008 (the “Comment Letter”) to the Company regarding the Company’s Form 10-KSB for the fiscal year ended January 31, 2007 and the Company’s Form 10-QSB for the fiscal quarter ended October 31, 2007. Thank you for the conference discussion on February 14, 2008 to discuss the Comment Letter. Our response to the Comment Letter is set forth below:

Form 10-KSB for the Fiscal Year Ended January 31, 2007.

Statements of Operations

1.

We note your response to comment one of your letter dated October 16, 2007. Based on our understanding of the status of your operations and your indication that you are unable to report proved reserves, it appears that the income you have earned during the exploration stage does not meet the definition of revenue as you have not commenced your central or ongoing major operations. In this regard, we believe such income should be classified as “Income earned during the exploration stage, “rather than as oil and gas revenue. Furthermore, since your properties have yet to be evaluated, it does appear that you have properly applied Rule 4-10(c)(3)(ii) of Regulation S-X, which excludes such property from the amortization computation until it is determined whether or not proved reserves can be assigned to your properties. Based on these observations, please contact us at your earliest convenience.

We note that, as the Company did not have proven reserves, it would be inconsistent to give the impression of revenues, production costs and depletion.  The Company will refer to the income that the Company has earned as “income earned during the exploration stage” rather than “revenue” in all future filings with the Commission that include the Company’s financial statements.  In addition, all future financial statements that the Company files with the Commission will refer to the expenses previously identified as “production costs” and “depletion” as “lifting costs during the exploration stage” and “impairment,” respectively.

The Company does not believe that the changes necessitated in response to your Comment Letter are quantitatively or qualitatively material; therefore, the Company does not intend to file an amendment to its Form 10-KSB for the fiscal year ended January 31,

2007 or any of its other periodic reports to reflect those changes. The changes will have a $0 net quantitative effect on the Company’s financial statements because the changes only impact the classification of the Company’s revenue. As such, the changes are clearly quantitatively immaterial.

We also believe that the changes are not qualitatively material. This conclusion is based on the fact that the prior, improper classification of income earned by the Company as “revenue” did not serve to mask the Company’s earnings or any other trend, did not change a loss into income or vice versa, did not affect the Company’s compliance with regulatory or contractual requirements and did not serve to conceal an unlawful transaction or any other negative information. Income earned by the Company simply needs to be referred to as “income earned during the exploration stage” until such time as the Company commences its central or ongoing major operations. Because the Company is identified as a “Development Stage Company” throughout its financial statements, we do not believe that any reasonable person would have relied on the classification of the Company’s earned income as “revenue” in its Statement of Operations to conclude that the Company is not a “Development Stage Company” in contradiction to the disclosure in the rest of the financial statements. Based on the factors set forth above, we believe that a reasonable investor would not view the changes to significantly alter the total mix of information made available by the Company. As such, we believe that the changes are qualitatively immaterial.

Form 10-OSB for the Quarterly Period Ending October 31, 2007

Statement of Cash Flows

2.

Please clarify why you recorded the $145,502 settlement receivable as a component of operating activities in your statement of cash flows for the nine months ended October 31, 2007. In this regard, we note from your footnote three disclosure that you assigned all of your interests in the Corsicana projects. Please refer to paragraph 16(c) of SFAS 95, which requires that cash receipts from sales of property, plant and equipment and other productive assets be reflected as investing activities.

We have reviewed paragraph 16(c) of SFAS 95 and conclude that the $145,502 settlement receivable should have been reflected as cash provided by investing activities. We will classify the settlement receivable as cash provided by investing activities in all future financial statements of the Company filed with the Commission.

The Company does not believe that the reclassification of the settlement receivable as cash provided by investing activities is quantitatively or qualitatively material; therefore, it does not intend to amend its Form 10-QSB for the fiscal quarter ended October 31, 2007 or any of its other periodic reports to reflect that change. The reclassification does result in a $145,502 decrease in the cash used in operating activities and a corresponding $145,502 increase in the cash provided by investing activities for the quarter ended October 31, 2007; however, the total increase in cash during the period and the total cash at the end of the period are completely unaffected by the reclassification.

Because there is a $0 change in the Company’s total increase in cash during the period and its cash balance at the end of the period, we believe the misstatement to be quantitatively immaterial.

We believe that investors would consider the total increase in the Company’s cash during the period and its cash balance at the end of the period to be the most significant and relevant pieces of information regarding the Company’s cash flow. Since those numbers are correct, the Company believes that the impact to investors of the misstatement on the total cash used in operating activities and the total cash provided by investing activities is lessened. Additionally, the notes to the financial statements disclose that the $145,502 was received as part of a settlement agreement. This disclosure provides the nature of the cash received, which reduces the impact of the misstatement in the Statement of Cash Flows and also evidences that the misstatement was not intended to serve to conceal the total cash balance, cash flows, any cash flow trend or other relevant information regarding the Company. Based on the factors set forth above, we believe that a reasonable investor would not view the required change to significantly alter the total mix of information made available by the Company. As such, we believe that reclassifying the settlement receivable as cash received in investing activities is not qualitatively material.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-KSB and its Form 10-QSB;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB or the Form 10-QSB; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our responses have addressed your concerns and comments. Please contact Ted Kozub, the Company’s Administrator at (250) 809-9185 or (250) 762-5598 (fax) (sanjose@shaw.ca) with any further questions or comments.

Sincerely,

/s/ Larry Wise
Larry Wise
President